CX Network Group, Inc.

Room 1205, 1A Building

Shenzhen Software Industry Base, Xuefu Rd.

Nanshan District, Shenzhen, Guangdong Province

People's Republic of China

June 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

AD Office 11 - Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Celeste M. Murphy Legal Branch Cheif

Re:	CX Network Group, Inc.
Current Report on Form 8-K
File No. 333-169805
Filed March 23, 2018

Dear Ms. Murphy:

CX Network Group, Inc. (the “Company”, “CXKJ,” “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2018 regarding our Current Report on Form 8-K (the “8-K”) previously filed on March 23, 2018. A marked version of the 8-K is enclosed herewith reflecting all changes to the 8-K made in Amendment No. 1 to the 8-K filed with the Commission (“Amendment No. 1”).

Current Report on Form 8-K

Business

Company Overview, page 7

1. We note your statement that you expect your mobile gaming products will become the major force in driving the growth of your company in the future. Please disclose whether you have begun monetizing these products and whether these products are used by a material amount of customers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 7 to add information regarding the monetization of its two mobile gaming products and the number of customers.

Risk Factors, page 16

2. Please include a risk factor discussion regarding management's control of the company via a predominant share of your outstanding stock.

Response: In response to the Staff’s comment, the Company added a risk factor on P21 to discuss management’s control of the company via a predominant share of outstanding stock.

Results of Operations, page 38

3. We note your reference to an expense of $147,176 incurred in FY 2017 which is described as being "primarily attributable to the donation of $147K to a public welfare." Please provide more information about this expense and the company's rationale for making this donation.

Response: In response to the Staff’s comment, the Company expanded its discussion on the public welfare expense to provide more information about this expenses and the Company’s rationale for making this donation on P38.

Liquidity and Capital Resources, page 40

4. We note your discussion of capital contributions and proceeds from related parties. Please disclose whether you have or do not have any formal arrangements with management or related parties to provide financing. If applicable, please describe these arrangements.

Response: The Company does not have any formal arrangement with its management or related parties to provide financing. In response to the Staff’s comment, the Company expanded its disclosure on its capital resources on P40.

General

5. We note your statements that you believe CX Network Group to be an Emerging Growth Company ("EGC") as defined in the Jumpstart Our Business Startups Act of 2012. We note however, that you filed a registration statement on Form S-1 under the Securities Act of 1933 that became effective on December 16, 2010 and sold securities pursuant to that registration statement on January 31, 2011. It does not appear that you qualify for EGC status. Please remove references to being an EGC from your filing or provide a more detailed discussion of your legal conclusion regarding EGC status.

Response: In response to the Staff’s comment, the Company revised its disclosure throughout the filing to remove the language of the company being an Emerging Growth Company.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at (212) 530-2210.

Very truly yours,

/s/ Huibin Su
Huibin Su
Chief Executive Officer

cc:	Arila Zhou
Hunter Taubman Fischer & Li LLC